UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

July 30, 2019

NXP Semiconductors N.V.

(Exact name of registrant as specified in charter)

The Netherlands

(Jurisdiction of incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  x            Form 40-F  ¨

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ¨             No  x

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ¨             No  x

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨            No  x

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs

60 High Tech Campus

5656 AG Eindhoven – The Netherlands

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This report contains the interim report of NXP Semiconductors N.V. for the period ended June 30, 2019 and the material contracts listed below that were entered into in the period ended June 30, 2019.

Exhibits

1.	Interim report of NXP Semiconductors N.V. for the period ended June 30, 2019.
2.	Revolving Credit Agreement dated as of June 11, 2019, among NXP B.V. and NXP Funding LLC, the financial institutions from time to time party thereto, Barclays Bank PLC as Administrative Agent.
3.	Guaranty, dated as of June 11, 2019, made by NXP Semiconductors N.V. and NXP USA, Inc. and Barclays Bank PLC, as
Administrative Agent.
4.	Indenture dated as of June 18, 2019, among NXP B.V., NXP Funding LLC, NXP USA, Inc., NXP Semiconductors N.V. and
Deutsche Bank Trust Company Americas, as Trustee.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the 30th of July 2019.

NXP Semiconductors N.V.

/s/ P. Kelly
Name: P. Kelly, CFO

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